UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                       THE SECURITIES EXCHANGE ACT OF 1934


                                 Forex365, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   34630H 109
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                                 (CUSIP Number)

                              Frederic M. Schweiger
                               2395 Woodglen Drive
                                Aurora, IL 60502
                                 (630) 692-0640
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 21, 2008
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



--------------------------------------------------------------------------------

SCHEDULE 13D

CUSIP No. None
--------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Garisch Financial, Inc.
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2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) |_|
   (b) |_|
--------------------------------------------------------------------------------

3. SEC Use Only
--------------------------------------------------------------------------------


4. Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------


5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------

6. Citizenship or Place of Organization Illinois
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                             7. Sole Voting Power 0
                             ---------------------------------------------------
Number of
Shares Beneficially          8. Shared Voting Power  2,200,000 (see Item 5)
Owned                        ---------------------------------------------------
By Each
Reporting                    9. Sole Dispositive Power 0
Person With                  ---------------------------------------------------

                             10.Shared Dispositive Power  2,200,000 (see Item 5)
--------------------------------------------------------------------------------


11. Aggregate Amount Beneficially Owned by Each Reporting Person

    2,200,000 (1)
--------------------------------------------------------------------------------


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|
--------------------------------------------------------------------------------



13. Percent of Class Represented by Amount in Row (11) 8.85%
--------------------------------------------------------------------------------



14. Type of Reporting Person (See Instructions) CO
--------------------------------------------------------------------------------

(1) Represents 2,200,000 shares that are owned directly by Garisch Financial, Inc.

SCHEDULE 13D

CUSIP No. None
--------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Lionsridge Capital, LLC
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) |_|
   (b) |_|
--------------------------------------------------------------------------------

3. SEC Use Only
--------------------------------------------------------------------------------


4. Source of Funds (See Instructions) WC
--------------------------------------------------------------------------------


5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------

6. Citizenship or Place of Organization Illinois
--------------------------------------------------------------------------------

                             7. Sole Voting Power 0
                             ---------------------------------------------------
Number of
Shares Beneficially          8. Shared Voting Power  5,000,000 (see Item 5)
Owned                        ---------------------------------------------------
By Each
Reporting                    9. Sole Dispositive Power 0
Person With                  ---------------------------------------------------

                             10.Shared Dispositive Power  5,000,000 (see Item 5)
--------------------------------------------------------------------------------


11. Aggregate Amount Beneficially Owned by Each Reporting Person

    5,000,000 (2)
--------------------------------------------------------------------------------


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|
--------------------------------------------------------------------------------


13. Percent of Class Represented by Amount in Row (11) 20.11%
--------------------------------------------------------------------------------


14. Type of Reporting Person (See Instructions) OO
--------------------------------------------------------------------------------

(2) Represents 5,000,000 shares that are owned directly by Lionsridge Capital, LLC.

                                  SCHEDULE 13D

CUSIP No. None
--------------


1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Frederic M. Schweiger
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) |_|
   (b) |_|
--------------------------------------------------------------------------------

3. SEC Use Only
--------------------------------------------------------------------------------


4. Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------


5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------

6. Citizenship or Place of Organization U.S.A.
--------------------------------------------------------------------------------

                             7. Sole Voting Power 0
                             ---------------------------------------------------
Number of
Shares Beneficially          8. Shared Voting Power  7,200,000 (see Item 5)
Owned                        ---------------------------------------------------
By Each
Reporting                    9. Sole Dispositive Power 0
Person With                  ---------------------------------------------------

                             10.Shared Dispositive Power 7,200,000 (see Item 5)
--------------------------------------------------------------------------------


11. Aggregate Amount Beneficially Owned by Each Reporting Person

    7,200,000 (3)
--------------------------------------------------------------------------------


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|
--------------------------------------------------------------------------------



13. Percent of Class Represented by Amount in Row (11) 28.96%
--------------------------------------------------------------------------------



14. Type of Reporting Person (See Instructions) IN
--------------------------------------------------------------------------------

(3) Represents 2,200,000 shares that are owned by Garisch Financial, Inc. ("GFI") and 5,000,000 shares that are owned by Lionsridge Capital, LLC ("Lionsridge"). Frederic M. Schweiger owns 100% of the equity interests in Lionsridge and GFI and has voting and investment control over the securities owned by Lionsridge and GFI. Thus, Fredric M. Schweiger may be deemed a beneficial owner of 7,200,000 shares of common stock of the Issuer.

Item 1. Security and Issuer

     This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") of Forex365, Inc., a Nevada corporation, whose principal executive offices are located at 190 Lakeview Way, Vero Beach, Florida 32963 (the "Issuer"). The Reporting Persons (as defined hereafter) are making a joint filing pursuant to SEC Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. This filing is being made as a result of the effectiveness of the Issuer's registration statement on Form 10 on November 21, 2008.

Item 2. Identity and Background

     This Schedule 13D is being filed by Garisch Financial, Inc., an Illinois corporation ("GFI"), Lionsridge Capital, LLC ("Lionsridge"), an Illinois limited liability company, and Mr. Frederic M. Schweiger, a citizen of the United States (together, the "Reporting Persons"). GFI's principal business is providing consulting services to private and public companies and is located at 2395 Woodglen Drive, Aurora, IL 60502. Lionsridge's principal business is investing in private and public companies and is located at 2395 Woodglen Drive, Aurora, IL 60502. Frederic M. Schweiger currently serves as the President, Secretary and Treasurer and sole director of GFI and as the manager of Lionsridge and is located at 2395 Woodglen Drive, Aurora, IL 60502.

     Each of the Reporting Persons has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Each of the Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     On June 25, 2008, the Issuer issued 5,000,000 shares of its Common Stock to Lionsridge for a purchase price of $50,000, or $0.01 per share. On June 26, 2008, the Issuer issued 2,200,000 shares of its Common Stock to GFI for consulting services rendered to the Issuer valued at $22,000, or $0.01 per share.

Item 4. Purpose of Transaction

     The Reporting Persons are holding the Issuer's Common Shares for investment purposes only. Except as otherwise described in this Schedule 13D, the Reporting Persons are not a member of a group relating to the Issuer.

Item 5. Interest in Securities of the Issuer

     Pursuant to Rule 13d-3(a), at the close of business on November 21, 2008, GFI may be deemed to be the beneficial owner of 2,200,000 shares of the Common Stock, which constitutes 8.85% of the shares of the Common Stock outstanding on November 21, 2008 ("Outstanding Shares"). GFI, either directly or indirectly, has or shares the power to vote or to direct the vote and to dispose or to direct the disposition of, such shares of Common Stock.

     Pursuant to Rule 13d-3(a), at the close of business on November 21, 2008, Lionsridge may be deemed to be the beneficial owner of 5,000,000 shares of the Common Stock, which constitutes 20.11% of the Outstanding Shares. Lionsridge, either directly or indirectly, has or shares the power to vote or to direct the vote and to dispose or to direct the disposition of, such shares of Common Stock.

     Pursuant to Rule 13d-3(a), at the close of business on November 21, 2008, Frederic M. Schweiger may be deemed to be the beneficial owner of 7,200,000 shares of the Common Stock, which constitutes 28.96% of the Outstanding Shares. Frederic M. Schweiger, either directly or indirectly, has or shares the power to vote or to direct the vote and to dispose or to direct the disposition of, such shares of Common Stock.

     Other than as set forth above, none of the Reporting Persons named herein is the beneficial owner of any shares of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     To the best knowledge of the Reporting Persons as of November 21, 2008, except to the extent set forth herein, the Reporting Persons do not have any other contracts, arrangements, understandings or relationship (legal or otherwise) with any other Reporting Person or any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the shares of Common Stock.

Item 7. Material to be Filed as Exhibits

     Exhibit A: Agreement between the Reporting Persons to file jointly.

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2008


                                                  Garisch Financial, Inc.


                                                  By: /s/ Fredric M. Schweiger
                                                  ----------------------------
                                                  Title: President



                                                  Lionsridge Capital, LLC


                                                  By: /s/ Fredric M. Schweiger
                                                  ----------------------------
                                                  Title: Manager





                                                   /s/ Frederic M. Schweiger
                                                   -------------------------
                                                   Frederic M. Schweiger

Exhibit A
---------

The undersigned hereby agree as follows:

WHEREAS, the undersigned were and/or may be obligated to file Statements on
Schedule 13D with the United States Securities and Exchange Commission (the "SEC") to report their beneficial ownership of the Common Stock of Forex365, Inc.;

NOW THEREFORE, the undersigned hereby agree that a single Statement on Schedule 13D is to be filed with the SEC on behalf of each of them.

Dated: November 21, 2008



                                                  Garisch Financial, Inc.


                                                  By: /s/ Fredric M. Schweiger
                                                  ----------------------------
                                                  Title: President



                                                  Lionsridge Capital, LLC


                                                  By: /s/ Fredric M. Schweiger
                                                  ----------------------------
                                                  Title: Manager





                                                  /s/ Frederic M. Schweiger
                                                  -------------------------
                                                  Frederic M. Schweiger